EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, David Cook, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 103,867 TransGlobe Shares (the “Holder Shares”), 0 TransGlobe Options (the “Holder Options”), 393,107 TransGlobe DSUs (the “Holder DSUs”),  0 TransGlobe PSUs (the “Holder PSUs”) and 0 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by  or issued to me during  the term of this Agreement,  are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b)

against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“David Cook”

David Cook

Signature Page to Voting Support Agreement (D. Cook)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (D. Cook)

EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, Edward LaFehr, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 30,000 TransGlobe Shares (the “Holder Shares”), 0 TransGlobe Options (the “Holder Options”), 134,292 TransGlobe DSUs (the “Holder DSUs”),  0 TransGlobe PSUs (the “Holder PSUs”) and 0 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by  or issued to me during  the term of this Agreement,  are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b)

against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“Edward LaFehr”

Edward LaFehr

Signature Page to Voting Support Agreement (E. LaFehr)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (E. LaFehr)

EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, Edward Ok, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 169,938 TransGlobe Shares (the “Holder Shares”), 186,360 TransGlobe Options (the “Holder Options”), 0 TransGlobe DSUs (the “Holder DSUs”), 371,279 TransGlobe PSUs (the “Holder PSUs”) and 19,764 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by or issued to me during the term of this Agreement, are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b)

against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“Edward Ok”

Edward Ok

Signature Page to Voting Support Agreement (E. Ok)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (E. Ok)

EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, Geoff Probert, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 146,757 TransGlobe Shares (the “Holder Shares”), 192,904 TransGlobe Options (the “Holder Options”), 0 TransGlobe DSUs (the “Holder DSUs”), 443,169 TransGlobe PSUs (the “Holder PSUs”) and 21,697 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by or issued to me during the term of this Agreement, are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b) against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all

Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“Geoff Probert”

Geoff Probert

Signature Page to Voting Support Agreement (G. Probert)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (G. Probert)

EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, Jennifer Kaufield, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 5,000 TransGlobe Shares (the “Holder Shares”), 0 TransGlobe Options (the “Holder Options”), 0 TransGlobe DSUs (the “Holder DSUs”),  0 TransGlobe PSUs (the “Holder PSUs”) and 0 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by  or issued to me during  the term of this Agreement,  are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b)

against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“Jennifer Kaufield”

Jennifer Kaufield

Signature Page to Voting Support Agreement (J. Kaufield)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (J. Kaufield)

EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, Randy Neely, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 466,506 TransGlobe Shares (the “Holder Shares”), 319,597 TransGlobe Options (the “Holder Options”), 0 TransGlobe DSUs (the “Holder DSUs”), 738,765 TransGlobe PSUs (the “Holder PSUs”) and 37,483 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by or issued to me during the term of this Agreement, are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b)

against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“Randall Neely”

Randall Neely

Signature Page to Voting Support Agreement (R. Neely)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (R. Neely)

EXECUTION VERSION

July 13, 2022

TO:   VAALCO Energy, Inc. (“VAALCO”)

AND TO: VAALCO Energy Canada ULC (“AcquireCo”, and together with VAALCO, “you”)

Dear Sirs/Madams:

Re:Support and Voting Agreement BACKGROUND

I (the “Holder” or “I”) understand that VAALCO, AcquireCo and TransGlobe Energy Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating the acquisition by AcquireCo of all of the issued and outstanding common shares of the Company (“TransGlobe Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I, Timothy Marchant, am, or one of my affiliates or associates (as such term is defined in the Securities Act (Alberta)) is, as of the date hereof, the registered or beneficial owner of 41,023 TransGlobe Shares (the “Holder Shares”), 0 TransGlobe Options (the “Holder Options”), 102,627 TransGlobe DSUs (the “Holder DSUs”), 0 TransGlobe PSUs (the “Holder PSUs”) and 0 TransGlobe RSUs (the “Holder RSUs”). The Holder Shares, the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, together with any other securities of the Company directly or indirectly acquired by  or issued to me during  the term of this Agreement,  are collectively referred to herein as the “Holder Securities”.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement in accordance with its terms:

1.

at any meeting of shareholders of the Company to be held to consider the Arrangement (including the TransGlobe Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change its vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (b)

against any resolution, any action, proposal, transaction or agreement that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

2.

to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms at least 10 Business Days prior to the TransGlobe Meeting, such proxies or voting information forms (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the TransGlobe Circular in connection with the TransGlobe Meeting at which the Arrangement Resolution will be voted on;

3.

to revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instructions forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this letter agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this letter agreement, except as expressly required or permitted by this letter agreement;

4.	not to, and cause my affiliates and associates not to, exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5.

not take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and

6.

not to, and cause my affiliates and associates not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein (a “Transfer”) to any other Person without your prior written consent. Notwithstanding the foregoing, your consent will not be required should I Transfer any of the Holder Securities to an affiliate or associate of the Holder, provided that as a condition to such Transfer, such affiliate or associate shall execute a joinder to this letter agreement pursuant to which such affiliate or associate agrees to become a party to and comply with the terms of this letter agreement as if it were a TransGlobe Shareholder.

Notwithstanding anything in this letter agreement to the contrary, if the TransGlobe Board makes a TransGlobe Change in Recommendation, I shall be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

I hereby represent and warrant that, subject to the terms of the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs, (a) I am the sole registered and/or beneficial owner of, or controls and directs, the Holder Securities, with good title thereto free and clear of any and all Liens, (b) I have the sole and exclusive right to vote (if applicable) and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in- fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto, (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Securities set forth on the first page hereof; and (e) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by the Holder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any constating documents of the Holder, if applicable, contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder will be bound at the time of such performance, or (ii) to the Holder’s knowledge, any applicable Laws, and acknowledges that VAALCO and AcquireCo are relying on such representations and warranties in connection with entering into this letter agreement. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any provision of this letter agreement to the contrary, (a) but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company, and (b) I will be entitled to exercise my rights under the Holder Options, the Holder DSUs, the Holder PSUs and the Holder RSUs to acquire TransGlobe Shares (which TransGlobe Shares, will be subject to the terms of this letter agreement).

I acknowledge that I: (a) have: (i) read this letter agreement in its entirety, understand it and agree to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement; (b) have been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (c) am entering into this letter agreement voluntarily.

REPRESENTATIONS AND WARRANTIES AND AGREEMENTS OF VAALCO AND ACQUIRECO

VAALCO hereby represents and warrants to the Holder that VAALCO validly subsists under the laws of Delaware and AcquireCo hereby represents and warrants to the Holder that AcquireCo validly subsists under the laws of Alberta. Each of VAALCO and AcquireCo have all necessary corporate power and capacity to execute and deliver this letter agreement and to perform their obligations hereunder, and the execution and delivery of this letter agreement by VAALCO and AcquireCo and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VAALCO and AcquireCo. This letter agreement is a valid and binding agreement, enforceable against VAALCO and AcquireCo, as applicable, in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights, generally and to principles of equity, and the performance by VAALCO and AcquireCo, as applicable, of their obligations hereunder will not constitute a violation or breach of or default under, or conflict  with (i) any constating documents of VAALCO or AcquireCo, or any contract, commitment, agreement, understanding or arrangement of any kind to which VAALCO or AcquireCo, as applicable, will be a party and by which VAALCO or AcquireCo, as applicable, is or will be bound at the time of such performance, and (ii) to their knowledge, any applicable Laws. VAALCO and AcquireCo acknowledge that the Holder is relying on the foregoing representations and warranties in connection with entering into this letter agreement. The representations and warranties of VAALCO and AcquireCo set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

Notwithstanding any other provision of this letter agreement, VAALCO and AcquireCo hereby agree and acknowledge that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in its capacity as a director or officer of the Company (if the Holder holds such office). Without limiting the foregoing, VAALCO and AcquireCo acknowledge and agree that (a) any action taken by the Holder in its capacity as director or officer of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling its fiduciary duties as, a director or officer of the Company.

GENERAL

The parties agree that the details of this letter agreement may be described in any press release, information circular, prospectus, proxy statement or other communication or document prepared by the Company, VAALCO or AcquireCo in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and by any filings made under the securities laws of Canada, the United Kingdom or the United States or any state thereof (including disclosure of each parties’ identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Law), in accordance with applicable securities Laws.

This letter agreement shall terminate and be of no further force or effect only upon the earliest of:

(a) our written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) if VAALCO or AcquireCo decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without my consent; or (d) the Effective Time.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except as set forth herein and that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over us and the matter in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to me, upon which this letter agreement as so accepted shall constitute an agreement among us.

Yours truly,

“Timothy Marchant”

Timothy Marchant

Signature Page to Voting Support Agreement (T. Marchant)

Accepted and agreed on July 13, 2022.

VAALCO ENERGY, INC.
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
Per:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

Signature Page to Voting Support Agreement (T. Marchant)